SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

Trestle Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89530U105

(CUSIP Number)

Strategic Turnaround Equity Partners, L.P. (Cayman)
c/o Galloway Capital Management, LLC
720 Fifth Avenue, 10th Floor
New York, New York 10019
(212) 247-1339

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

CUSIP No. 89530U105		13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Strategic Turnaround Equity Partners, L.P. (Cayman) 98-0498777
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * OO
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 44,994,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 44,994,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,994,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.41% (1)
14	TYPE OF REPORTING PERSON PN

(1)
On the basis of 143,257,214 shares of common stock reported by the company to be issued and outstanding as of August 6, 2008 in the Company’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 8, 2008.

CUSIP No. 89530U105		13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Galloway Capital Management LLC 90-0000838
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * N/A
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 44,994,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 44,994,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,994,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.41% (1)
14	TYPE OF REPORTING PERSON OO

(1)
On the basis of 143,257,214 shares of common stock reported by the company to be issued and outstanding as of August 6, 2008 in the Company’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 8, 2008.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 89530U105		13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gary L. Herman N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * PF
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 11,500 (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 44,994,000
EACH REPORTING	9	SOLE DISPOSITIVE POWER 11,500 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 44,994,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,005,500(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.41% (2)
14	TYPE OF REPORTING PERSON IN

(1)
Reflects 44,994,000 shares held by Strategic Turnaround Equity Partners (STEP), for which Mr. Herman is a Managing Member with investment discretion. In addition, 5,000 shares are held in Mr. Herman retirement account, and 6,500 shares are held by Mr. Herman’s son, for which Mr. Herman has full discretion.

(2)
On the basis of 143,257,214 shares of common stock reported by the company to be issued and outstanding as of August 6, 2008 in the Company’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 8, 2008.

CUSIP No. 89530U105		13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bruce Galloway N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * N/A
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 91,597(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 44,994,000
EACH REPORTING	9	SOLE DISPOSITIVE POWER 91,597 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 44,994,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,085,597 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.47% (2)
14	TYPE OF REPORTING PERSON IN

(1)
Reflects 60,597 shares of Common Stock held by Mr. Galloway’s Individual Retirement Account, 260,000 shares of the Common Stock held by Mr. Galloway’s children for which Mr. Galloway has the power to vote and dispose, and 44,994,000 shares of Common Stock held by STEP. Mr. Galloway is a managing member of Galloway Capital Management, LLC, the general partner of STEP. In addition 5,000 shares are held for Rexon Galloway Capital Growth, for which Mr. Galloway has full discretion.

(2)
On the basis of 143,257,214 shares of common stock reported by the company to be issued and outstanding as of August 6, 2008 in the Company’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 8, 2008.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $0.001 value (the “Common Stock”) of Trestle Holdings Inc., a California corporation, (the “Company”). The principal executive offices of the Company are located at 1328 West Balboa Blvd. Newport Beach, CA 92661.

Item 2.	Identity and Background.

This statement is being filed jointly by Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC, Bruce Galloway and Gary L. Herman (collectively, the “Reporting Persons”).

Strategic Turnaround Equity Partners, L.P. (Cayman), is a Delaware limited liability partnership and is a private investment fund focused on investing primarily in the publicly-traded equity securities of companies that the Fund’s management deems to be undervalued. Galloway Capital Management LLC is a Delaware limited liability company principally engaged in serving as the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman). Gary L. Herman and Bruce Galloway are the managing members of Galloway Capital Management LLC. Messrs. Galloway and Herman are citizens of the United States, and Mr. Galloway is a holder of the majority of the membership interests in Galloway Capital Management LLC, and is a holder of approximately 20% of the partnership interests in Strategic Turnaround Equity Partners, L.P. (Cayman)

The names and positions of the executive officers and directors of each of the Reporting Persons are set forth below. Other than as listed in Item 5 of this Report, each executive officer and director listed below disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons.

Strategic Turnaround Equity Partners, L.P. (Cayman)	Cayman Islands limited partnership
General Partner - Galloway Capital Management LLC

Galloway Capital Management LLC	Delaware limited liability company
Managing Member - Gary L. Herman
Managing Member - Bruce Galloway

Bruce Galloway	Citizenship - United States
Managing Member—Galloway Capital Management LLC
Managing Member of the general partner and holder of a majority of the membership interests—Strategic Turnaround Equity Partners, L.P. (Cayman)

Gary L. Herman	Citizenship - United States
Managing Member - Galloway Capital Management LLC
Managing Member of general partner—Strategic Turnaround Equity Partners, L.P. (Cayman)

The address of the principal business office of each of Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC, Bruce Galloway and Gary Herman is c/o Strategic Turnaround Equity Partners, L.P. (Cayman), 720 Fifth Avenue, 10th Floor, New York, New York 10019.

During the last five years, none of the Reporting Persons nor any executive officer or director of the Reporting Persons has (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned directly and indirectly by the Reporting Persons that were purchased as described in Item 4 below were purchased with investment funds of Strategic Turnaround Equity Partners, L.P (Cayman) and, in the case of Mssrs. Galloway and Herman, with their personal investment capital.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, The Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

Strategic Turnaround Equity Partners, L.P. (Cayman) is deemed to be the direct beneficial owner of 44,994,000 shares of Common Stock, which represents approximately 31.41% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 8, 2008. Strategic Turnaround Equity Partners, L.P. (Cayman) has shared voting and disposition power with respect to all of such shares.

Galloway Capital Management LLC is deemed to be the indirect beneficial owner of 44,994,000 shares of Common Stock which represents approximately 31.41% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 8, 2008. Galloway Capital Management LLC has shared voting and disposition power with respect to all of such shares.

Bruce Galloway is deemed to be the beneficial owner of 45,085,597 shares of Common Stock which represents approximately 31.47% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 8, 2008. Bruce Galloway is deemed to be the indirect beneficial owner of 44,994,000 shares of Common Stock owned directly by Strategic Turnaround Equity Partners, L.P. (Cayman), which he has shared voting and disposition power. Bruce Galloway has shared voting and disposition power with respect to such shares. In addition, Bruce Galloway has sole voting and disposition power with respect to 91,597 shares of Common Stock. Of the total 91,597 shares of common stock directly reported by Mr. Galloway, 260,000 shares of Common Stock are owned by Mr. Galloway’s children for which Mr. Galloway has the power to vote and dispose, and 60,597 shares of Common Stock are held in Mr. Galloway’s retirement account. In addition, 5,000 shares are owned by Rexon Galloway Capital Growth, for which Mr. Galloway has full discretion.
Gary Herman is deemed to be the beneficial owner of 45,005,500 shares of Common Stock, which represents approximately 31.41% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 8, 2008. Gary Herman is deemed to be the indirect beneficial owner of 44,994,000 shares of Common Stock owned directly by Strategic Turnaround Equity Partners, L.P. (Cayman), which he has shared voting and disposition power. Gary Herman has shared voting and disposition power with respect to such shares. In addition, Gary Herman has sole voting and disposition power with respect to 11,500 shares of Common Stock. Of the total of 11,500 shares of common stock directly reported by Mr. Herman, 5,000 shares are held by Mr. Herman’s retirement account, and 6,500 shares are held by Mr. Herman’s son, all of which Mr. Herman has investment and voting discretion.

Each of Galloway Capital Management LLC, Bruce Galloway and Gary L. Herman disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, L.P. (Cayman) (except for (i) the indirect interest of Galloway Capital Management LLC by virtue of being the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman), (ii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being members of Galloway Capital Management LLC, and (iii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being limited partners of Strategic Turnaround Equity Partners, L.P. (Cayman). Galloway Capital Management LLC, Gary L. Herman and Bruce Galloway have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

(c)

Other than as set forth in this Report, the Reporting Persons and the executive officers and directors listed in Item 2 have not effected any transactions in the shares of the Company’s equity securities within the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With the Issuer.

Except for the joint filing agreement attached hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Strategic Turnaround Equity Partners, L.P. (Cayman)

September 12, 2008	By:/s/ Gary Herman
Name: Gary Herman
Title: Managing Member of Galloway Capital Management LLC, the General Partner of Strategic Turnaround Equity Partners, L.P. (Cayman)

Galloway Capital Management, LLC

September 12, 2008	By:/s/ Bruce Galloway
Name: Bruce Galloway
Title: Managing Member

September 12, 2008	/s/ Gary L. Herman

Gary L. Herman

September 12, 2008	/s/ Bruce Galloway

Bruce Galloway

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each other undersigned parties hereby agree to file jointly this Schedule 13D (including any amendments thereto) with respect to the Common Stock of. Trestle Holdings, Inc. It is understood and agreed that each of the parties hereto is responsible for the timely filing of this Schedule 13D and any amendments thereto, and for the completeness and accuracy of information concerning another party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this agreement shall be attached as an exhibit to Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Dated: September 12, 2008

Strategic Turnaround Equity Partners, L.P. (Cayman)

By:	/s/ Gary Herman
Name: Gary Herman Title: Managing Member of Galloway Capital Management, LLC, the General Partner of Strategic Turnaround Equity Partners, L.P. (Cayman)

Galloway Capital Management, LLC

By:	/s/ Bruce Galloway
Title: Managing Member of Galloway Capital Management, LLC.

/s/ Bruce Galloway Bruce Galloway

/s/ Gary Herman Gary Herman